Filed by Visa Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Visa Inc.

(Commission File No. 333-143966)

Visa Restructuring Update: SEC Declares S-4 Effective

Global E-Mail to Voting Members

[Bank Name]

[Bank Identification Number]

Dear [INSERT NAME]:

As you’ll recall, in June 2007 Visa Inc. initially filed a proxy statement-prospectus with the U.S. Securities and Exchange Commission (SEC). Today, we’re pleased to inform you that the SEC has cleared comments on Visa Inc.’s proxy statement-prospectus. This is a critical step in our effort to restructure the organization as it allows us to begin obtaining member approval for a series of transactions through which Visa International, Visa USA, Visa Canada and Inovant will become subsidiaries of Visa Inc., a single, global company.

Visa’s restructuring proposal is the culmination of a thorough review process by our regional boards around the world, which included evaluation by outside financial advisors who were selected by each region to provide an opinion with respect to the fairness of the restructuring to the region’s members from a financial point of view. The participating members of the boards of directors of each region and Visa International unanimously approved the global restructuring agreement.

Within a few days you will receive a solicitation package that includes two copies of the proxy statement-prospectus, a proxy card, a letter of transmittal and detailed instructions for submitting both the proxy card and letter. These materials will be sent to you by D.F. King & Co., an independent firm that we have hired to assist with the member approval process. After you have considered the restructuring and equity incentive plan proposals, please submit your proxy to consent by 11:59 p.m. Eastern Daylight Time on September 25, 2007.

Our boards of directors believe that as a single, global company, Visa Inc. will be positioned to serve you better and compete more effectively across our regions. Therefore, Visa is pursuing an aggressive timeline for obtaining member approval and plans to complete the restructuring as soon as the necessary approvals and regulatory conditions are met.

Please contact your Visa account representative or D.F. King with questions about the restructuring proposal.

If you wish to view the proxy statement-prospectus prior to receiving the package, you may access the document online by visiting www.sec.gov.

Sincerely,

Joseph W. Saunders Chairman and Chief Executive Officer Visa Inc.	[Regional President Name] President [Visa Region]

This communication is being made in respect of the proposed restructuring. In connection with the proposed restructuring, Visa has filed documents regarding the proposed restructuring with the SEC, including a registration statement on Form S-4 containing a proxy statement-prospectus. We urge members to read the definitive proxy statement-prospectus regarding the proposed restructuring and any other relevant documents carefully and in their entirety because they contain important information about the proposed restructuring. The definitive proxy statement-prospectus has been mailed to eligible members of Visa International, Visa USA and Visa Canada. You may obtain copies of any of these documents filed with the SEC that contain information about the proposed restructuring free of charge at the Web site maintained by the SEC at www.sec.gov or from D.F. King & Co., 48 Wall Street, New York, NY 10005.